SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

[March 5, 2004]

Metso Corporation (Translation of registrant’s name into English)

Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date March 5, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO Metso Corporation	Senior Vice President, General Counsel Metso Corporation

METSO’S DELIVERIES TO PAPIERS GASPÉSIA DELAYED

(Helsinki, Finland, March 5, 2004) - Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper received in 2002 an order for a rebuild of an on-line printing and writing supercalandered coated paper line from Papiers Gaspésia in Chandler, Quebec, Canada. The rebuild was expected to be completed in mid 2004. According to the information Metso has received, the project is on hold due to additional financing arrangements. As a result Metso Paper is prepared to make an approximately EUR 10 million reserve in the result for the first quarter of 2004.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 27,400. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010 Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.